UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

AMTECH SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

State of Incorporation: Arizona
IRS Employer Identification Number: 86-0411215
Commission File Number:  0-11412

131 South Clark Drive, Tempe, Arizona 85281
(Address of principal executive offices, including zip code)

Bradley C. Anderson, Telephone: (480) 967-5146

 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from             January 1 to December 31, 2013.

Section 1 - Conflict Minerals
Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Amtech Systems, Inc. (“Amtech” or the “Company”) is filed pursuant to Rule 13p-1 (the “conflict minerals rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2013.

The conflict minerals rule imposes certain reporting and disclosure obligations on a reporting company that manufacturers or contracts to manufacture products that contain conflict minerals which are necessary to the functionality or production of those products. “Conflict minerals” are defined as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. The “covered countries” for purposes of the conflict minerals rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. Under the conflict minerals rule, for their products that contain necessary conflict minerals, a company must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the covered countries and whether any of the conflict minerals may be solely from recycled or scrap sources. Amtech has conducted such good faith reasonable inquiry because certain of the products it manufactures or contracts to manufacture contain necessary conflict minerals. Based upon this inquiry, Amtech has no reason to believe that the necessary conflict minerals contained in its products may have originated in the covered countries.

After a review of our products, we determined that conflict minerals are contained in products we manufactured or contracted to manufacture. Because of this finding, we conducted a RCOI, which was reasonably designed to determine whether any of the necessary conflict minerals contained in our products originated or may have originated in a covered country or come from recycled or scrap sources. Our supply chain is complex, and there are many indirect suppliers in the supply chain between us and the mines or locations of origin of our necessary conflict minerals. We do not purchase any conflict minerals directly from miners, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the necessary conflict minerals in our products.

For this first year, we focused our inquiry on the largest suppliers of parts and components for our products that we determined to contain necessary conflict minerals. Amtech used the Conflict Minerals Reporting Template (the “Template”) developed by the Conflict Free Sourcing Initiative for its questionnaire to suppliers. This questionnaire requested information Amtech needed to complete its RCOI, including the country of origin of the necessary conflict minerals in the products they sell us. We provided information and offered assistance to suppliers about the specifics of the conflict minerals rule and the information requested by the Template. Amtech also asked that they develop and communicate company policies on conflict minerals.

We received responses from some but not all of our suppliers. Some of our suppliers provided confirmations that the necessary conflict minerals contained in products we purchased from them did not originate from any of the covered countries. And, none of our suppliers indicated that any of the necessary conflict minerals contained in our products originated in the covered countries. We received no information from suppliers or otherwise indicating that our necessary conflict minerals may have originated from a covered country. Therefore, based on the results of this RCOI, we have no reason to believe that the conflict minerals contained in our products originated or may have originated from any of the covered countries.

This information is publicly available at http://www.amtechsystems.com/investors.shtml.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     AMTECH SYSTEMS, INC.

By	/s/ Bradley C. Anderson	Dated:	June 2, 2014
Bradley C. Anderson
Executive Vice President - Finance/Chief Financial Officer
(Principal Accounting Officer)